CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth announces five retail locations in Saskatchewan

Tweed online store to serve customers across the Province in addition to retail locations

June 1, 2018

Smiths Falls, ON – Canopy Growth Corporation (TSX:WEED) ("Canopy Growth" or the "Company") is pleased to announce that it has been selected to apply for five cannabis retail permits by the Saskatchewan Liquor and Gaming Authority (SLGA). This makes Saskatchewan the third province in Canada, after Manitoba and Newfoundland and Labrador, where cannabis consumers will be able to receive a Tweed-branded user experience in a brick and mortar environment. The permits will allow the Company to open cannabis retail locations to serve the adult market following legalization and include the ability to operate an online store serving the entire province via e-commerce.

“We’re proud to be selected as a trusted partner in Saskatchewan and look forward to building out retail presence across the province,” said Mark Zekulin, President, Canopy Growth. “These new sites are the next step in stretching our retail footprint across the country and cement our commitment to a strong presence in Saskatchewan in addition to our Tweed Grasslands site.”

The five retail sites will be found at Humboldt, Meadow Lake, the Rural Municipality of Corman Park, Melville, and Fort Qu’Appelle. When coupled with Canopy Growth’s existing growing operations, and the ability to supply other cannabis retailers across the province, the Company is well positioned as a key player in Saskatchewan.

“We’re focused on ensuring cannabis is a force for good and we look forward to our future retail sites contributing positively to all the communities they operate in,” said Andrew MacCorquodale, Head of Operations for Western Canada, Canopy Growth, and founder of Tweed Grasslands. “This is an exciting time for Saskatchewan as we develop this new industry creating jobs and economic development while also positioning the province as a global leader in hemp production.”

Canopy Growth currently operates the Tweed Grasslands site in Yorkton, Saskatchewan. This ACMPR licensed facility supports cannabis and hemp operations with a focus on improving the efficiency of the CBD supply chain. Additionally, the site is uniquely positioned to perform cannabinoid extraction for the hemp crops of third party farmers further indicating that Canopy Growth is open for hemp business in the province.

The ability to apply for the permits follows the completion of a two-stage process which included an initial screening for capacity and the ability for inventory tracking as well as reporting, followed by a random selection of qualified applicants (lottery).

Here's to Future Growth (and Tweed Retail!).

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “can receive”, “allow the Company to open cannabis retail locations to serve”, “to operate an online store serving the entire province via e-commerce”,  “to building out retail presence across the province”, “will be found”, “ability to supply other cannabis retailers”, “look forward to our future retail sites contributing positively”, “we develop this new industry creating jobs and economic development while also positioning the province as a global leader in hemp production”,  “improving the efficiency of the CBD supply chain”,  and “to perform cannabinoid extraction “.. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the availability of appropriate retail locations in the identified communities, the timing of the opening of retail locations,  the willingness of retailers to carry and sell cannabis products from certain licensed producers, the adoption of regulations permitting the production and sale of certain value-added hemp-based products and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.